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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

ARTESYN TECHNOLOGIES INC.

(Name of Issuer)

Shares of Common Stock, par value $0.01 per share

(Title of Class of Securities)

043127109

(CUSIP Number)

September 7, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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13G
CUSIP No. 043127109			Page 2 of 11

1.	Name of Reporting Person: North Run Capital, LP		I.R.S. Identification Nos. of above persons (entities only): 36-4504416

2.	Check the Appropriate Box if a Member of a Group*:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 2,214,214**

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 2,214,214**

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,214,214**

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.57%**

12.	Type of Reporting Person*: PN

       *SEE INSTRUCTIONS BEFORE FILLING OUT.
     **SEE ITEM 4.

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13G
CUSIP No. 043127109			Page 3 of 11

1.	Name of Reporting Person: North Run GP, LP		I.R.S. Identification Nos. of above persons (entities only): 37-1438821

2.	Check the Appropriate Box if a Member of a Group*:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 2,214,214**

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 2,214,214**

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,214,214**

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.57%**

12.	Type of Reporting Person*: PN

       *SEE INSTRUCTIONS BEFORE FILLING OUT.
     **SEE ITEM 4.

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13G
CUSIP No. 043127109			Page 4 of 11

1.	Name of Reporting Person: North Run Advisors, LLC		I.R.S. Identification Nos. of above persons (entities only): 35-2177955

2.	Check the Appropriate Box if a Member of a Group*:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 2,214,214**

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 2,214,214**

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,214,214**

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.57%**

12.	Type of Reporting Person*: OO

       *SEE INSTRUCTIONS BEFORE FILLING OUT.
     **SEE ITEM 4.

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13G
CUSIP No. 043127109			Page 5 of 11

1.	Name of Reporting Person: Todd B. Hammer		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group*:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 2,214,214**

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 2,214,214**

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,214,214**

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.57%**

12.	Type of Reporting Person*: IN

       *SEE INSTRUCTIONS BEFORE FILLING OUT
     **SEE ITEM 4.

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13G
CUSIP No. 043127109			Page 6 of 11

1.	Name of Reporting Person: Thomas B. Ellis		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group*:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 2,214,214**

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 2,214,214**

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,214,214**

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.57%**

12.	Type of Reporting Person*: IN

       *SEE INSTRUCTIONS BEFORE FILLING OUT
     **SEE ITEM 4.

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SCHEDULE 13G
     This Schedule 13G (the “Schedule 13G”) is being filed on behalf of North Run Advisors, LLC, a Delaware limited liability company (“North Run”), North Run GP, LP, a Delaware limited partnership (the “GP”), North Run Capital, LP, a Delaware limited partnership (the “Investment Manager”), Todd B. Hammer and Thomas B. Ellis. Todd B. Hammer and Thomas B. Ellis are the principals of North Run, the GP and the Investment Manager. North Run is the general partner for both the GP and the Investment Manager. The GP is the general partner of North Run Capital Partners, LP, a Delaware limited partnership (the “Fund”), North Run Qualified Partners, LP, a Delaware limited partnership (the “QP Fund”), and North Run Master Fund, LP, a Cayman Island exempted limited partnership (the “Master Fund”). The Fund, the QP Fund and North Run Offshore Partners, Ltd., a Cayman Island exempted company (the “Offshore Fund”), are also general partners of the Master Fund. This Schedule 13G relates to shares of common stock of Artesyn Technologies Inc., a Florida corporation (the “Issuer”) purchased by the Master Fund.

Item 1(a)	Name of Issuer.

Artesyn Technologies Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

7900 Glades Road
Suite 500
Boca Raton, Florida 33434-4105

Item 2(a)	Name of Person Filing.

(1) North Run Capital, LP
(2) North Run GP, LP
(3) North Run Advisors, LLC
(4) Todd B. Hammer
(5) Thomas B. Ellis

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

(1) For all Filers:
One International Place, Suite 2401
Boston, MA 02110
(617) 310-6130

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Item 2(c)	Citizenship or Place of Organization.

	(1)	North Run Capital, LP is a Delaware limited partnership.
	(2)	North Run GP, LP is a Delaware limited partnership.
	(3)	North Run Advisors, LLC is a Delaware limited liability company.
	(4)	Todd B. Hammer is a U.S. citizen.
	(5)	Thomas B. Ellis is a U.S. citizen.

Item 2(d)	Title of Class of Securities.

Common stock, par value $0.01 per share (the “Common Stock”).

Item 2(e)	CUSIP Number.

043127109

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or
240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4	Ownership.

	(a )	North Run, the GP, the Investment Manager, Todd B. Hammer, and Thomas B. Ellis may be deemed the beneficial owners of 2,214,214 shares of Common Stock.

	(b )	North Run, the GP, the Investment Manager, Todd B. Hammer and Thomas B. Ellis may be deemed the beneficial owners of 5.57% of the outstanding shares of Common Stock. This percentage was determined by dividing 2,214,214 by 39,735,926, which is the number of shares of Common Stock outstanding as of July 29, 2005, according to the Issuer’s Form 10-Q filed on August 5, 2005 with the Securities Exchange Commission.

	(c )	North Run, the GP, the Investment Manager, Todd B. Hammer and Thomas B. Ellis have the sole power to vote and dispose of the 2,214,214 shares of Common Stock beneficially owned.

Item 5	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

All securities reported in this schedule are owned by clients of the Investment
Manager. To the knowledge of the Investment Manager, no one client owns more than
5% of the Common Stock.

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Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Not Applicable.

Item 8	Identification and Classification of Members of the Group.

Not Applicable.

Item 9	Notice of Dissolution of Group.

Not Applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1

Joint Filing Agreement, dated September 16, 2005, between North Run, GP, the Investment Manager, Todd B. Hammer and Thomas B. Ellis.

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SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: September 16, 2005

NORTH RUN CAPITAL, LP

By:	North Run Advisors, LLC
its general partner

	By:	/s/ Thomas B. Ellis

	Name:	Thomas B. Ellis
	Title:	Member

and

	By:	/s/ Todd B. Hammer

	Name:	Todd B. Hammer
	Title:	Member

NORTH RUN GP, LP

By:	North Run Advisors, LLC
its general partner

	By:	/s/ Thomas B. Ellis

	Name:	Thomas B. Ellis
	Title:	Member

and

	By:	/s/ Todd B. Hammer

	Name:	Todd B. Hammer
	Title:	Member

NORTH RUN ADVISORS, LLC

By:	/s/ Thomas B. Ellis

Name:	Thomas B. Ellis
Title:	Member

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and

By:	/s/ Todd B. Hammer

Name:	Todd B. Hammer
Title:	Member

/s/ Thomas B. Ellis

Thomas B. Ellis

/s/ Todd B. Hammer

Todd B. Hammer

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EXHIBIT 1
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the common stock, par value $0.01 per share, of Artesyn Technologies Inc., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.
     The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.
     This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.
[Signature Page Follows]

     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of September 16, 2005.

NORTH RUN ADVISORS, LLC

By:	/s/ Thomas B. Ellis

Name:	Thomas B. Ellis
Title:	Member

and

By:	/s/ Todd B. Hammer

Name:	Todd B. Hammer
Title:	Member

NORTH RUN GP, LP

By:	North Run Advisors, LLC
its general partner

	By:	/s/ Thomas B. Ellis

	Name:	Thomas B. Ellis
	Title:	Member

and

	By:	/s/ Todd B. Hammer

	Name:	Todd B. Hammer
	Title:	Member

NORTH RUN CAPITAL, LP

By:	North Run Advisors, LLC
its general partner

	By:	/s/ Thomas B. Ellis

	Name:	Thomas B. Ellis
	Title:	Member

and

By:	/s/ Todd B. Hammer

Name:	Todd B. Hammer
Title:	Member

/s/ Thomas B. Ellis

Thomas B. Ellis

/s/ Todd B. Hammer

Todd B. Hammer